Exhibit 99.3

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made as of January 25, 2013 (the “Effective Date”), by and among Athens Acquisition LLC, a Delaware limited liability company (“Buyer”), and each of the other undersigned parties (the “Sellers” and individually, each a “Seller”). Capitalized terms used herein shall have the meanings given to such terms in Section 7 of this Agreement unless otherwise defined herein.

WHEREAS, the Sellers collectively own the following equity securities issued by Greektown Superholdings, Inc., a Delaware corporation (the “Company”): 15,741 shares of Series A-1 Common Stock (collectively, the “Common Shares”) and 128,030 shares of Series A-1 Preferred Stock (collectively, the “Preferred Shares”); and

WHEREAS, each Seller desires to sell to Buyer, and Buyer desires to buy from such Seller, the Common Shares and the Preferred Shares owned by such Seller (with any rights, dividends or options related thereto the “Purchased Securities”) for the consideration and subject to the terms and conditions of this Agreement.

The parties agree as follows:

1.	PURCHASE AND SALE.

1.1	Purchase and Sale of Stock.

Upon and subject to the terms and conditions set forth in this Agreement, Buyer shall purchase from each Seller, and each Seller shall sell, assign, transfer, convey and deliver to Buyer, the applicable Purchased Securities (free and clear of all Liens).

1.2	Purchase Price.

The aggregate purchase price for the Purchased Securities is $12,939,390 (the “Purchase Price”), to be allocated to each Seller as set forth on Schedule 1.2; provided, however, that if the Closing Date shall occur on or after March 31, 2013, then, in addition to the Purchase Price, the Buyer shall also pay the Additional Amount to the Sellers (with such Additional Amount to be allocated to each Seller in the same proportion as the Purchase Price is allocated to such Seller as set forth on Schedule 1.2).

2.	CLOSING.

2.1	Closing Date.

The Closing will occur at the offices of Honigman Miller Schwartz and Cohn LLP, 2290 First National Building, 660 Woodward Avenue, Detroit, Michigan 48226, or by electronic transmission (as agreed upon by Buyer and OppenheimerFunds, Inc. (the “Sellers’ Representative”)), at 10:00 a.m. (Eastern Time) on a date to be agreed upon by Buyer and the Sellers’ Representative that occurs within seven days following the satisfaction of all conditions precedent specified in Section 5.1(c), Section 5.1(d), Section 5.2(b) and Section 5.2(c) (such date on which the Closing occurs, the “Closing Date”).

2.2	Closing Transactions.

(a) At the Closing, the Sellers and Buyer will consummate the following transactions (collectively, the “Closing Transactions”): (i) unless Buyer requests otherwise pursuant to Section 2.2(b), each Seller will deliver the applicable Purchased Securities to Buyer by means of a DWAC transaction to be credited to Buyer’s account and (ii) Buyer will deliver the portion of the Purchase Price (and, if applicable, the Additional Amount) allocable to such Seller for credit to such Seller’s account in cash or other immediately available funds.

(b) Each of the Sellers agrees that upon Buyer’s request, in lieu of delivery of the Purchased Securities pursuant to Section 2.2(a) and subject to satisfaction of all conditions precedent specified in Section 5.1(c), Section 5.1(d), Section 5.2(b) and Section 5.2(c), such Seller will tender the Purchased Securities in response to a Buyer-initiated tender offer or vote in favor of a Buyer-initiated merger, so long as (i) the aggregate compensation received by such Seller as a result of such tender or merger is no less than the Purchase Price (and, if applicable, the Additional Amount) allocable to such Seller and (ii) such compensation is received by such Seller no later than the Closing Date contemplated by Section 2.1.

3.	REPRESENTATIONS AND WARRANTIES OF THE SELLERS.

As a material inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereunder, each Seller, severally and not jointly, makes the representations and warranties set forth in this Section 3 with respect to itself as follows:

3.1	Organization.

Such Seller is duly organized, validly existing and in good standing (or having comparable active status) under the laws of the jurisdiction of its formation.

3.2	Authority; Binding Obligation.

Such Seller has the requisite power and authority to enter into this Agreement, to carry out its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery by such Seller of this Agreement, the performance by such Seller of its obligations hereunder, and the consummation by such Seller of the transactions contemplated hereby have been duly authorized by all requisite action on the part of such Seller. This Agreement has been duly executed and delivered by such Seller and constitutes the legal, valid and binding obligation of such Seller enforceable against it in accordance with its terms.

3.3	Absence of Conflicts.

Neither the execution, delivery or performance of this Agreement, nor the consummation by such Seller of the transactions contemplated hereby:

(a) does or will (i) result in any breach of any of the provisions of, (ii) constitute a default under, (iii) result in a violation of, (iv) give any third party the right to terminate or to accelerate any obligation under or (v) result in the creation of any Lien upon any assets of such Seller, in each case under the provisions of the charter documents of such Seller or any indenture, license, mortgage, loan agreement or other agreement, instrument or contract or any legal requirement by which such Seller or any of its assets is bound; or

(b) except with regard to requisite governmental and regulatory approvals, and without limiting clause (a) above, require any consent, approval, or authorization of any Person.

3.4	Securities.

Such Seller owns beneficially the number of Common Shares and Preferred Shares set forth next to its name on Schedule 3.4, free and clear of any restrictions on transfer or Liens, and owns no other Equity Security of the Company. The Common Shares and Preferred Shares owned by such Seller are validly issued, fully paid and nonassessable. None of the Common Shares or Preferred Shares owned by such Seller were issued in violation of any preemptive rights. Such Seller is not a party to any option, warrant, purchase right, or other contract or commitment that could require such Seller to sell, transfer or otherwise dispose of any Equity Security of the Company (other than this Agreement). Such Seller is not a party to any voting trust, proxy, or other contract or understanding with respect to the voting of any Equity Security of the Company.

3.5	Brokers.

Such Seller, nor any representatives or affiliates of such Seller, has incurred (or will incur) any obligation or liability, contingent or otherwise, for any brokerage or finder’s fee or agent’s commission or other similar payment in connection with this Agreement or the transactions contemplated hereunder.

4.	REPRESENTATIONS AND WARRANTIES OF BUYER

As a material inducement to the Sellers to enter into this Agreement and to consummate the transactions contemplated hereunder, Buyer makes the representations and warranties set forth in this Section 4 with respect to itself as follows:

4.1	Organization.

Buyer is a limited liability company which is validly existing and in good standing under the laws of the State of Delaware.

4.2	Authority; Binding Obligation.

Buyer has the requisite power and authority to enter into this Agreement, to carry out its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery by Buyer of this Agreement, the performance by Buyer of its obligations hereunder, and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with its terms.

4.3	Absence of Conflicts.

Neither the execution, delivery or performance of this Agreement, nor the consummation by Buyer of the transactions contemplated hereby:

(a) does or will (i) result in any breach of any of the provisions of, (ii) constitute a default under, (iii) result in a violation of, (iv) give any third party the right to terminate or to accelerate any obligation under or (v) result in the creation of any Lien upon any assets of Buyer, in each case under the provisions of the charter documents of Buyer or any indenture, license, mortgage, loan agreement or other agreement, instrument or contract or any legal requirement by which Buyer or any of its assets is bound; or

(b) except with regard to requisite governmental and regulatory approvals, and without limiting clause (a) above, require any consent, approval, or authorization of any Person.

4.4	Investment Intent.

Buyer is acquiring the Purchased Securities for its own account, for the purpose of investment only and not with a view to, or for sale in connection with, any distribution thereof in violation of applicable securities laws.

5.	CONDITIONS PRECEDENT

5.1	Conditions Precedent to Buyer’s Obligations.

The obligation of Buyer to consummate the Closing Transactions is subject to the fulfillment prior to or at the Closing of the following conditions:

(a) The Sellers’ representations and warranties contained in this Agreement shall be true and correct in all material respects at and as of the Closing.

(b) The Sellers will have performed and complied in all material respects with each of the Sellers’ obligations under this Agreement.

(c) No Action or Proceeding before any Governmental Entity will be pending or threatened wherein an unfavorable judgment, decree, injunction or order would prevent the consummation of the Closing Transactions or result in any Closing Transaction being declared unlawful or rescinded, and no such judgment, injunction, decree or order will be in effect.

(d) Buyer shall have received all requisite governmental and regulatory approvals with respect to the transactions contemplated by this Agreement, including those from the Michigan Gaming Control Board.

5.2	Conditions Precedent to the Sellers’ Obligation.

The obligation of the Sellers to consummate the Closing Transactions is subject to fulfillment prior to or at the Closing of the following conditions:

(a) The Buyer’s representations and warranties contained in this Agreement shall be true and correct in all material respects at and as of the Closing.

(b) No Action or Proceeding before any Governmental Entity will be pending or threatened wherein an unfavorable judgment, decree, injunction or order would prevent the consummation of the Closing Transactions or result in any Closing Transaction being declared unlawful or rescinded, and no such judgment, injunction, decree or order will be in effect.

(c) The Sellers shall have received all requisite governmental and regulatory approvals with respect to the transactions contemplated by this Agreement, including those from the Michigan Gaming Control Board.

6.	MISCELLANEOUS.

6.1	Voting Covenant.

In the event that a vote of the Company’s shareholders is held, or written shareholder action is otherwise taken, during the period following satisfaction of all conditions precedent specified in Section 5.1(c), Section 5.1(d), Section 5.2(b) and Section 5.2(c) and prior to the Closing date, each Seller hereby covenants and agrees to vote such Seller’s Purchased Shares as directed by Buyer. To the extent this Section 6.1 conflicts with Section 2.2(b) of this Agreement, Section 2.2(b) shall control.

6.2	Survival.

Except in the case of a termination effectuated pursuant to Section 6.14(a), all representations and warranties contained in this Agreement shall survive the consummation of the transactions contemplated hereunder indefinitely and shall be binding upon, and fully enforceable against each party, and its successors and assigns.

6.3	Confidentiality.

No Seller will make, or file, any public statement, report or press release disclosing this Agreement, its terms or the transactions contemplated hereunder; provided, however, a Seller may make such disclosure as, in the opinion of such Seller’s legal counsel, is required by law, so long as (a) such Seller has reasonably consulted with Buyer with respect to the disclosure requirement and the content of such disclosure and (b) such Seller does not disclose any such information earlier than legally required.

6.4	Notices.

Any notice or other communication required or which may be given under this Agreement shall be in writing sent by overnight courier to the addressee to the address provided below and shall be deemed given one day after such mailing.

To any Seller:

OppenheimerFunds, Inc.

6803 S. Tuscon Way

Centennial, CO 80112

Attn: Jack Brown

To Buyer:

Athens Acquisition LLC

1086 Woodward Avenue

Detroit, Michigan 48226

Attn: Matthew Cullen

with a copy to (which shall not constitute notice to Buyer):

Honigman Miller Schwartz and Cohn LLP

2290 First National Building

660 Woodward Avenue

Detroit, Michigan 48226

Attn: Howard N. Luckoff

Any of the addresses set forth above may be changed for purposes of providing notice under this Agreement by giving notice to the other parties.

6.5	Transfer Taxes.

All transfer, documentary, sales, use, stamp, registration and other such taxes, if any, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid by Sellers when due.

6.6	Fees and Expenses.

Each party shall bear its own out-of-pocket fees and expenses of any advisors, counsel and accountants, incurred by the party or on its behalf in connection with this Agreement and consummation of the Closing Transactions.

6.7	Entire Agreement.

This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, whether written or oral, relating to such subject matter in any way.

6.8	Remedies.

The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to injunctive relief to prevent breaches of this Agreement and to specific performance of the terms hereof, in addition to any other remedy at law or equity to which the parties may be entitled. Except as otherwise provided herein, all remedies available under this Agreement, at law or otherwise, shall be deemed cumulative and not alternative or exclusive of other remedies. The exercise by any party of a particular remedy shall not preclude the exercise of any other remedy.

6.9	Governing Law and Forum.

This Agreement shall be governed by the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including, but not limited to, matters of validity, construction, effect, performance and remedies. Each of the parties consents to be subject to personal jurisdiction of the federal and state courts located in the State of New York, Borough of Manhattan, which shall be the sole and exclusive forums for the resolution of all disputes under, or relating to, this Agreement.

6.10	Counterparts; Electronic Signatures.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A manual signature on this Agreement or other documents to be delivered pursuant to this Agreement or an image of which shall have been transmitted electronically, will constitute an original signature for all purposes. The delivery of copies of this Agreement or other documents to be delivered pursuant to this Agreement, including executed signature pages where required, by electronic transmission will constitute effective delivery of this Agreement or such other documents for all purposes.

6.11	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall have no effect on the other provisions of this Agreement, which shall remain valid, operative and enforceable. Upon any such determination that any term or other provision is illegal, invalid or unenforceable, the parties hereto will negotiate in good faith to modify this Agreement so as to affect the original intent of the parties as closely as possible.

6.12	Waiver and Amendments.

Except as set forth in Section 6.14(a), this Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms and conditions of this Agreement may be waived, only by a written instrument signed by the parties or, in the case of a waiver, by the party waiving compliance. No failure to exercise or delay in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The rights and remedies under this Agreement are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity.

6.13	Assignment.

No Seller may assign any of its rights under this Agreement without the prior written consent of Buyer, which may be withheld in Buyer’s sole discretion. Any attempted assignment in violation of the foregoing provision will be null and void.

6.14	Termination Option; Fee Amount Payable Upon Certain Events.

(a) If the Closing has not occurred on or prior to October 25, 2013, this Agreement may be terminated by either the Sellers, acting jointly, or Buyer upon effective delivery of a notice of termination to the other party (or parties) (the date of such effective delivery, the “Termination Date”). Except as set forth in Section 6.14(b) with respect to the Fee Amount, all rights and obligations of the parties hereto shall immediately cease and terminate on the Termination Date.

(b) Upon (i) any termination of this Agreement effectuated pursuant to Section 6.14(a) or (ii) a final order by the Michigan Gaming Control Board expressly denying approval of the sale of the Purchased Securities as contemplated hereby (an “MGCB Refusal”), the Buyer shall pay to the Sellers an aggregate fee of $500,000 (the “Fee Amount”) (with such

Fee Amount to be allocated to each Seller in the same proportion as the Purchase Price is allocated to such Seller as set forth on Schedule 1.2). For the avoidance of doubt, in the event of an MGCB Refusal the Fee Amount shall be payable by Buyer regardless of whether the Michigan Gaming Control Board subsequently provides the requisite regulatory approval of the transactions contemplated hereby and regardless of whether the Closing subsequently occurs. In no event shall the Buyer be required to pay the Fee Amount more than once.

7.	DEFINITIONS.

7.1	Definitions.

For purposes of this Agreement, the following terms, when used herein with initial capital letters, shall have the respective meanings set forth herein:

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Additional Amount” means an amount calculated as follows:

Where:

P = $12,939,390

R = 7.50%

D1, D2 . . . Dn = the actual number of days from and including the Effective Date to and including the Closing Date, where D1 is the Effective Date and Dn is the Closing Date.

“Closing” means closing of the Closing Transactions.

“Equity Security” means (i) any capital stock or other equity security, (ii) any security directly or indirectly convertible into or exchangeable for any capital stock or other equity security, or (iii) any warrants, options or other rights, directly or indirectly, to subscribe for or to purchase any capital stock or other equity security.

“Governmental Entity” means any government, agency, governmental department, commission, court, arbitration panel or instrumentality of the United States of America or any foreign government or any state, municipality or other political subdivision in or of any of the foregoing and any court, agency, instrumentality, regulatory commission or other entity exercising executive, legislative, judicial, regulatory or administrative functions or pertaining to government.

“Lien” means any charge, claim, equitable interest, lien (whether voluntary, involuntary, statutory, or other), option, pledge, hypothecation, preference, priority, security interest, mortgage, right-of-way, easement, encroachment, servitude, conditional sale or other title retention arrangement, security or other deposits, right of first option, right of first refusal, or restriction of any kind, including, without limitation, any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Person” means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any governmental entity or any similar entity.

“Proceeding” means any Action, suit, claim, demand, summons, citations or subpoena, hearing, audit, public meeting or inquiry of any kind or nature whatsoever, civil, criminal, administrative, regulatory or otherwise, at law or in equity.

(Signature page follows)

IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase Agreement as of the date first set forth above.

Buyer

Athens Acquisition LLC

By:	/s/ Matthew Cullen
Name:	Matthew Cullen
Title:	President

Sellers

Oppenheimer Global Strategic Income Fund

By:	/s/ Brian Petersen
Name:	Brian Petersen
Title:	Assistant Treasurer

Oppenheimer Variable Account Funds for the account of Oppenheimer Global Strategic Income Fund/VA

By:	/s/ Brian Petersen
Name:	Brian Petersen
Title:	Assistant Treasurer

Schedule 1.2

Seller	Purchase Price	Proportion of Purchase Price
Oppenheimer Global Strategic Income Fund	$9,215,640	71.22%
Oppenheimer Variable Account Funds for the account of Oppenheimer Global Strategic Income Fund/VA	$3,723,750	28.78%

Total	$12,939,390	100%

Schedule 3.4

Seller	Series A-1 Common Stock	Series A-1 Preferred Stock
Oppenheimer Global Strategic Income Fund	11,417	90,979
Oppenheimer Variable Account Funds for the account of Oppenheimer Global Strategic Income Fund/VA	4,324	37,051

Total	15,741	128,030